--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                              COMPUDYNE CORPORATION
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                              COMPUDYNE CORPORATION
--------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.75 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204795306
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Martin Roenigk
                          Director, Chairman, President
                           and Chief Executive Officer
                                 2530 Riva Road
                                    Suite 201
                            Annapolis, Maryland 21401

                                 (410) 224-4415
--------------------------------------------------------------------------------
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 WITH COPIES TO:
                             Brian D. Doerner, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                  215-665-8500

                                    --------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


================================================================================

The following press release was issued on August 7, 2007:

For Immediate Release

Geoffrey F. Feidelberg
Investor Relations
(410) 224-4415 ext.313
investors.relations@compudyne.com



             COMPUDYNE REPORTS EPS OF $0.02 FOR 2007 SECOND QUARTER,
             -------------------------------------------------------

                BACKLOGS INCREASE 15% TO $134 MILLION IN QUARTER
                ------------------------------------------------

ANNAPOLIS, MD - August 7, 2007 - CompuDyne Corporation (NASDAQ: CDCY), an industry leader in sophisticated security products, integration and technology for the public security markets, today reported net income of $0.02 per share for the second quarter of 2007, compared to net income of $0.04 per share reported in the second quarter of 2006. Pre-tax income was $0.2 million for the second quarter of 2007, compared to $0.3 million for the second quarter of 2006. Revenues in the second quarter of 2007 were $35.6 million, down from $38.4 million in the second quarter of 2006. Revenues in the 2006 second quarter and first half benefitted from a particularly large contract in Attack Protection. Net loss for the first six months of 2007 was $0.25 per share, compared to a net income of $0.14 per share reported in the first six months of 2006. Revenues for the first six months of 2007 were $66.7 million, down from $78.9 million in first six months of 2006. EBITDAS (Earnings Before Interest, Tax, Depreciation, Amortization and Non-Cash Stock Option Expense) was $2.0 million in the second quarter of 2007 and $1.6 million for the first six months of 2007.

Institutional Security Systems ("ISS") revenue was $14.5 million in the second quarter of 2007 compared with $13.2 million in the second quarter of 2006. Pre-tax income improved from a $0.4 million loss in the second quarter of 2006 to a $0.2 million loss in the second quarter of 2007. ISS revenues and earnings are beginning to benefit from the significant increase in backlogs - ISS backlogs increased to $74.3 million at the end of the second quarter of 2007 from $63.9 million at the beginning of the quarter and $51.2 million at June 30, 2006. ISS earnings continue to be negatively impacted by significant legal costs in pursuing claims and recoveries on completed projects.

Attack Protection ("AP") revenue was $6.6 million in the second quarter of 2007, down from $11.3 million in the second quarter of 2006. Pre-tax income declined from $1.5 million in the second quarter of 2006 to $0.9 million in the second quarter of 2007. The Norshield brand business, which supplies bullet, blast and attack resistant windows and doors as well as vehicle barrier systems, benefitted in 2006 from a very large embassy contract which was completed during 2006, activity has since dropped to a level near break-even despite great progress made in reducing costs and improving quality. The Fiber SenSys ("FSI") brand business, which is one of the world's largest suppliers of fiber optic based perimeter alarm systems, had an outstanding quarter with revenue tripling from the second quarter of 2006 and accounting for all of Attack Protection's pre-tax income in the second quarter of 2007.

Integrated Electronic Systems ("IES") revenue was $4.8 million in the second quarter of 2007 compared to $3.0 million in the second quarter of 2006 and resulted in pre-tax income of $0.3 million for the second quarter of 2007 compared to pre-tax income of $0.2 million for the second quarter of 2006. The re-bid of the Bureau of Engraving & Printing contract remains unresolved. IES' Signami DCS signals intelligence equipment business represented $1.5 million of IES' revenue in the second quarter, reflecting a significant shipment of its model 7500 signals processing unit. Unusually high engineering costs on legacy DCS technology adversely affected Signami DCS profits in the quarter.

Public Safety & Justice ("PS&J") revenues declined to $9.7 million in the second quarter of 2007 compared to $10.9 million in the second quarter of 2006. Pre-tax results for PS&J in the second quarter of 2007 were a loss of $0.1 million, significantly improved from the $0.5 million pre-tax loss in the second quarter of 2006. PS&J started the year with very depressed backlogs of $39.1 million, however a significant award during the second quarter has raised quarter end backlogs to $45.8 million. These relatively low backlogs, combined with continuing substantial investments in technology, have impacted PS&J's profitability through the first half of 2007. The decision was made in 2005 to significantly accelerate the research and development effort to migrate to a full Service Oriented Architecture and Microsoft.NET(TM) based product suite, a commitment which is being fully expensed and which will amount to approximately $2.4 million in 2007.

In the second quarter of 2007, Corporate pre-tax expense including net interest totaled $0.7 million compared to $0.5 million in the second quarter of 2006.

Backlogs rose by $17 million or 15% in the second quarter, and new project activity was generally very active.

The Company has also announced today that a group of investors including funds sponsored by The Gores Group, LLC, intend to commence a tender offer to acquire the Company for $7.00 per share.

Certain statements made in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including those statements concerning the Company's expectations with respect to future operating results and other events. Although the Company believes it has a reasonable basis for these forward-looking statements, these statements involve risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors which could cause actual results to differ from expectations include, among others, capital spending patterns of the security market and the demand for the Company's products, competitive factors and pricing pressures, changes in legislation, regulatory requirements, government budget problems, the Company's ability to secure new contracts, the ability to remain in compliance with its bank covenants, delays in government procurement processes, inability to obtain bid, payment and performance bonds on various of the Company's projects, technological change or difficulties, the ability to refinance debt when it becomes due, product development risks, commercialization difficulties, adverse results in litigation, the level of product returns, the amount of remedial work needed to be performed, costs of compliance with Sarbanes-Oxley requirements and the impact of the failure to comply with such requirements, risks associated with internal control weaknesses identified in complying with Section 404 of Sarbanes-Oxley, the Company's ability to realize anticipated cost savings, the Company's ability to simplify its structure and modify its strategic objectives, and general economic conditions. Risks inherent in the Company's business and with respect to future uncertainties are further described in its other filings with the Securities Exchange Commission, such as the Company's Form 10-K, Form 10-Q, and Form 8-K reports.

IMPORTANT ADDITIONAL INFORMATION:
The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CompuDyne. At the time the tender offer is commenced, Gores Patriot Holdings, Inc., an affiliate of The Gores Group, LLC, and Patriot Acquisition Corp., a wholly-owned subsidiary of Gores Patriot Holdings, Inc., intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and CompuDyne Corporation intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Gores Patriot Holdings, Inc., its wholly owned subsidiary, and CompuDyne Corporation intend to mail these documents to the stockholders of CompuDyne Corporation. These documents will contain important information about the tender offer and stockholders of CompuDyne Corporation are urged to read them carefully when they become available. Investors and stockholders of CompuDyne Corporation will be able to obtain a free copy of these documents (when they become available) and other documents filed by CompuDyne Corporation or Gores Patriot Holdings, Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to MacKenzie Partners Inc., attention Bob Marese, at (310) 788-2850. In addition, investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from CompuDyne Corporation by directing requests to CompuDyne Corporation at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401.

                     COMPUDYNE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (unaudited)


                                                       June 30,     December 31,
                                     ASSETS              2007           2006
                                                     ------------   ------------
                                                        (dollars in thousands)
Current Assets
        Cash and cash equivalents                    $      8,179   $      7,740
        Marketable securities                               4,882          8,687
        Accounts receivable, net                           31,774         25,534
        Contract costs in excess of billings                9,152         12,031
        Inventories                                         5,348          5,577
        Prepaid expenses and other                          3,066          4,595
                                                     ------------   ------------
           Total Current Assets                            62,401         64,164

Cash equivalents pledged                                    7,500          7,500
Property, plant and equipment, net                          9,243          9,630
Goodwill                                                   13,275         13,274
Other intangible assets, net                                7,154          7,428
Other                                                       1,818          1,954
                                                     ------------   ------------
           Total Assets                              $    101,391   $    103,950
                                                     ============   ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
        Accounts payable and accrued liabilities             $ 13,732   $ 14,155
        Billings in excess of contract costs incurred          10,334      9,221
        Deferred revenue                                        7,838      9,305
        Current portion of notes payable                          440        440
                                                             --------   --------
           Total Current Liabilities                           32,344     33,121

Notes payable                                                   2,385      2,685
Convertible subordinated notes payable, net                    39,585     39,492
Deferred tax liabilities                                        1,425      1,425
Other                                                             420        388
                                                             --------   --------
           Total Liabilities                                   76,159     77,111
                                                             --------   --------

Commitments and Contingencies

Shareholders' Equity                                           25,232     26,839
                                                             --------   --------
           Total Liabilities and Shareholders' Equity        $101,391   $103,950
                                                             ========   ========

                     COMPUDYNE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)


                                                 Three Months Ended June 30,          Six Months Ended June 30,
                                                    2007             2006             2007              2006
                                               --------------   --------------   --------------    --------------
                                                            (in thousands, except per share data)




Revenues                                       $       35,596   $       38,394   $       66,728    $       78,864

Cost of sales                                          23,246           26,258           44,600            54,219
                                               --------------   --------------   --------------    --------------

Gross profit                                           12,350           12,136           22,128            24,645

Selling, general and administrative expenses            9,132            9,342           18,383            19,078
Research and development                                2,452            1,934            4,823             3,701
                                               --------------   --------------   --------------    --------------
Income (loss) from operations                             766              860           (1,078)            1,866

Total other expense, net                                  562              548            1,052               931
                                               --------------   --------------   --------------    --------------

Income (loss) before taxes on income                      204              312           (2,130)              935
Income tax expense (benefit)                               --                7               --              (177)
                                               --------------   --------------   --------------    --------------
Net income (loss)                              $          204   $          305   $       (2,130)   $        1,112
                                               ==============   ==============   ==============    ==============

Earnings (loss) per share:
Basic income (loss) per common share           $          .02   $          .04   $         (.25)   $          .14
                                               ==============   ==============   ==============    ==============

Weighted average number of common
shares outstanding                                      8,438            8,119            8,437             8,119
                                               ==============   ==============   ==============    ==============

Diluted income (loss) per common share         $          .02   $          .04   $         (.25)   $          .14
                                               ==============   ==============   ==============    ==============

Weighted average number of common
shares and equivalents                                  8,455            8,164            8,437             8,161
                                               ==============   ==============   ==============    ==============


                     COMPUDYNE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED FINANCIAL DATA
                            (in thousands, unaudited)


                                             Three Months Ended       Six Months Ended
                                                  June 30,                June 30,
                                              2007        2006        2007        2006
                                           ---------   ---------   ---------   ---------
Revenues
   Institutional Security Systems          $  14,545   $  13,220   $  25,700   $  26,575
   Attack Protection                           6,613      11,333      11,050      23,017
   Integrated Electronic Systems               4,755       2,983       9,712       6,570
   Public Safety and Justice                   9,683      10,858      20,266      22,702
                                           ---------   ---------   ---------   ---------
                                           $  35,596   $  38,394   $  66,728   $  78,864
                                           =========   =========   =========   =========



                                             Three Months Ended       Six Months Ended
                                                  June 30,                June 30,
                                              2007        2006        2007        2006
                                           ---------   ---------   ---------   ---------
Gross Profit
   Institutional Security Systems          $   2,007   $   1,853   $   2,993   $   4,026
   Attack Protection                           2,709       3,859       3,676       7,151
   Integrated Electronic Systems               1,158         494       2,466       1,000
   Public Safety and Justice                   6,476       5,930      12,993      12,468
                                           ---------   ---------   ---------   ---------
                                           $  12,350   $  12,136   $  22,128   $  24,645
                                           =========   =========   =========   =========


                                            Three Months Ended       Six Months Ended
                                                 June 30,                June 30,
                                             2007        2006        2007        2006
                                           ---------   ---------   ---------   ---------
Pre-tax income (loss)
   Institutional Security Systems          $    (206)  $    (386)  $  (1,481)  $    (250)
   Attack Protection                             914       1,548         (12)      2,753
   Integrated Electronic Systems                 285         161         698         345
   Public Safety and Justice                     (91)       (529)       (291)       (522)
   Corporate                                    (698)       (482)     (1,044)     (1,391)
                                           ---------   ---------   ---------   ---------
                                           $     204   $     312   $  (2,130)  $     935
                                           =========   =========   =========   =========


                                             June 30, 2007     December 31, 2006     June 30, 2006
                                           -----------------   -----------------   -----------------
Backlog
  Institutional Security Systems           $          74,330   $          64,687   $          51,173
  Attack Protection                                    8,761               5,686              13,593
  Integrated Electronic Systems                        5,260               7,902               7,393
  Public Safety and Justice                           45,786              39,067              39,351
                                           -----------------   -----------------   -----------------
                                           $         134,137   $         117,342   $         111,510
                                           =================   =================   =================


                  RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                     EBITDAS
                (in thousands, except per share data; unaudited)


                                                       Three Months Ended       Six Months Ended
                                                            June 30,                June 30,
                                                        2007        2006        2007         2006
                                                      ---------   ---------   ---------    ---------

Net income (loss)                                     $     204   $     305   $  (2,130)   $   1,112
Interest expense                                            795         842       1,587        1,657
Income tax expense (benefit)                                 --           7          --         (177)
Depreciation and amortization                               713         750       1,554        1,545
Non-cash stock option expense                               283         323         546          578
                                                      ---------   ---------   ---------    ---------
EBITDA adjusted for non-cash stock option
  expense (EBITDAS)                                   $   1,995   $   2,227   $   1,557    $   4,715
                                                      =========   =========   =========    =========


This press release contains unaudited financial information that is not prepared in accordance with generally accepted accounting principles (GAAP). Investors are cautioned that the non-GAAP financial measures are not to be construed as an alternative to GAAP. The Company's management uses earnings before interest, taxes, depreciation and amortization, as adjusted for non-cash stock option expense (EBITDAS), in its internal analysis of results of operations and monitors EBITDAS to evaluate the Company's compliance with its bank covenant for a fixed charge coverage ratio. Management believes that EBITDAS and Income
(Loss) Before Non-Cash Stock Option Expense is useful to investors as a meaningful comparison between periods and as an analysis of the critical components of the Company's results of operations. Management also believes that EBITDAS is useful to investors because it allows them to evaluate the Company's compliance with its bank covenant for a fixed charge coverage ratio.